MICHAEL KLEMMER

Founder & CEO, Aerial Resupply Coffee · U.S. Army Veteran, 20 Years · Bronze Star Medal
Charlottesville, VA · info@aerialresupplycoffee.com · aerialresupplycoffee.com · linkedin.com/in/michaelklemmer

PROFILE

20-year Army logistics officer and founder of Aerial Resupply Coffee, a veteran-owned specialty coffee roaster built from zero to $460K in annual revenue — entirely through organic growth. Proven operator across military, corporate, and entrepreneurial environments. Expertise in supply chain, logistics, and building brands that resonate with mission-driven communities.

EXPERIENCE

Founder & CEO | Aerial Resupply Coffee | 2021 – Present · Charlottesville, VA

Director, Military Affairs & Service Business | Bacharach, Inc. | Nov 2020 – May 2023

Logistics Analyst (DoD SkillBridge) | Apex Clean Energy | Jun 2020 – Oct 2020 · Charlottesville, VA

Logistics Officer | U.S. Army | Jan 2000 – Oct 2020 · Multiple Locations

EDUCATION

Master of Arts, Military Operational Art & Science · USAF Air Command & Staff College · 2018
Master of Arts, Procurement & Contracts Management · Webster University · 2017
Bachelor of Business Administration · Columbia College · 2008

CREDENTIALS & RECOGNITION

Service-Disabled Veteran-Owned Small Business (SDVOSB) · Demonstrated Master Logistician · Order of Samuel Sharpe · Bronze Star Medal